[LETTERHEAD OF TESSCO TECHNOLOGIES INCORPORATED]

July 25, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN:	Lynn Dicker
Reviewing Accountant
Mail Stop 6010

Re:	TESSCO Technologies Incorporated
Form 10-K for the fiscal year ended March 30, 2008
Filed June 12, 2008
File No. 001-33938

Dear Ms. Dicker:

This letter sets forth the responses of TESSCO Technologies Incorporated, a Delaware corporation (the “Company”), to the Staff’s comment letter dated July 15, 2008 regarding the Company’s Form 10-K for the fiscal year ended March 30, 2008 filed with the Securities and Exchange Commission on June 12, 2008.  For your convenience, the Staff’s comments have been reproduced, followed by the Company’s response to such comments.

Form 10-K for the fiscal year ended March 30, 2008

Note 5. Property and Equipment, page 45

1.                                       According to the statement of cash flows, in fiscal year 2008 you acquired property and equipment for approximately $2.5 million.  Please tell us how this amount was accounted for in the table presented.  We note that the total carrying amount declined by approximately $5 million from fiscal year 2007.

RESPONSE:

In response to the Staff’s comment, we have reviewed the disclosures in Note 5. Property and Equipment (“Note 5”) on page 45 of the Company’s Form 10-K for the fiscal year ended March 30, 2008.  The table presented in Note 5 indicates that the carrying amount of property and equipment for fiscal year 2008 declined by approximately $5.0 million from fiscal year 2007.  This overall decline in fiscal year 2008 is comprised of acquired property and equipment of approximately $2.5 million, which was offset by approximately $7.5 million of retirements, resulting in a net $5.0 million decline in the carrying amount of property and equipment from fiscal year 2007 to fiscal year 2008.  The $7.5 million of retirements consisted primarily of fully depreciated information technology equipment and computer software that was taken out of service during fiscal year 2008.

Exhibits 31.1 and 31.2

2.                                       We note that the certifications filed as Exhibits 31.1.1 and 31.2.1 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter.  Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we advise the Staff that our Form 10-K will be amended to include the certifications filed as Exhibits 31.1.1 and 31.2.1 in the form currently set forth in Item 601(b)(31) of Regulation S-K, including the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b).  Consistent with guidance offered by the Staff in recent telephone conversations with our counsel, however, instead of an amendment that includes the entire filing, we are filing concurrently herewith an abbreviated amendment to our Form 10-K that includes the cover page, an explanatory note, the signature page, and paragraphs 1, 2, 4 and 5 of the certifications of each of the Company’s current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

In filing this response, the Company acknowledges to the United States Securities and Exchange Commission that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any additional questions or comments to the undersigned at (410) 229-1380 or by facsimile at (410) 229-1656.

Sincerely,

/s/ David M. Young

David M. Young
Senior Vice President, Chief Financial
Officer and Corporate Secretary

cc: Douglas M. Fox, Esq.